

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 18, 2010

Raymond J. De Hont, Chief Executive Officer
Met-Pro Corporation
160 Cassell Road, P.O. Box 144
Harleysville, Pennsylvania 19438

> **RE: Met-Pro Corporation**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed April 10, 2009**
> **File No. 001-07763**

Dear Mr. De Hont:

We have reviewed your response dated January 21, 2010, and have the following additional comments. Where indicated, we think you should revise your disclosure in future filings in response. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Establishing Executive Compensation, page 9

1. We note your response to comment six in our letter dated December 29, 2009. In future filings, please disclose where each of your named executive officers' actual compensation falls with respect to any targeted percentile or range, and discuss in greater detail any elements of individual performance that the committee takes into consideration when making compensation decisions.

Management Incentive Plan, page 11

2. We note your response to comment 10 in our letter dated December 29, 2009, and reissue this comment in part. With a view towards future disclosure, please describe to us in greater detail the personal performance goals for each named executive officer. For example, with respect to Mr. De Hont, explain what elements of business performance, business strategy, leadership, and corporate governance are relevant to his performance goals.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand we may have additional comments after reviewing responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence Dieter King at (202) 551-3338, Staff Attorney, if you have questions regarding our comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief